EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Pioneer Natural Resources Company and Pioneer Natural Resources USA, Inc. for the registration of debt securities, guarantees of debt securities, common stock, preferred stock, depositary shares, warrants, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our reports dated February 17, 2017, with respect to the consolidated financial statements of Pioneer Natural Resources Company and the effectiveness of internal control over financial reporting of Pioneer Natural Resources Company included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Dallas, Texas
May 26, 2017